[CPSI Letterhead]

November 20, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Stephen Krikorian

Re:    Computer Programs and Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 15, 2017
Form 8-K Furnished November 2, 2017
File No. 000-49796

Dear Mr. Krikorian:

This letter is being submitted in response to the comment letter dated November 3, 2017 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to the undersigned, as Chief Financial Officer of Computer Programs and Systems, Inc. (the “Company”). This letter contains the Company’s responses to the Comment Letter. For your convenience, each comment is repeated below in bold, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

1.
Please tell us whether management uses bookings as presented in your earnings releases to evaluate your business, and if so, what consideration was given to disclosing bookings as a key business metric. Refer to Section III.B.1 of SEC Release No. 33-8350.

Response: As noted throughout our Form 10-K for the year ended December 31, 2016, our acquisition of Healthland Holding Inc. (“HHI”) and its subsidiaries in January 2016 was a transformative event that required a careful re-evaluation of the manner in which we manage our operations, including the financial and non-financial metrics used to assess the performance of various portions of the Company. A result of this evaluation was the

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November 20, 2017

introduction of bookings as a metric that allows management to assess the traction of our various solutions within our target markets and the relative success of our sales generation efforts.

Bookings were determined and disclosed for the first time in conjunction with our earnings release for the three months ended March 31, 2016, at which time management mined through historical records to compile bookings amounts for each of the quarterly reporting periods of 2015 for comparative purposes. Although not included in our periodic filings with the Commission on Form 10-Q and Form 10-K, bookings have been provided in each of our quarterly earnings releases beginning with the three months ended March 31, 2016, with additional discussion of this metric in our related earnings calls, which are open to the public.

The referenced portion of SEC Release No. 33-8350 includes “trends in bookings” as an example of a potential key variable or factor that should be considered for disclosure in Management’s Discussion and Analysis (“MD&A”), to the extent that such variable or factor is peculiar to and necessary for an understanding and evaluation of the company. Section III.B.3 of SEC Release No. 33-8350 further indicates that a discussion and analysis of “known trends” is an “important element necessary to understanding of a company’s performance, and the extent to which reported financial information is indicative of future results.”

Management’s judgment when assessing our historical bookings amounts for the quarterly reporting periods of 2015 and 2016 was that no clear, discernible trend had developed regarding bookings as of December 31, 2016, particularly as bookings for 2015 excluded amounts generated by HHI, impairing the comparability of 2015 amounts to 2016 and further limiting our ability to discern material, known trends. As such, at least through December 31, 2016, there were no known trends in bookings to which management could ascribe constructive, meaningful commentary.

However, considering the Staff’s Comment and the potential significance of this metric in assessing solution traction and sales generation performance, the Company will include in future filings on Form 10-Q and Form 10-K, beginning with the Company’s Form 10-K for the year ending December 31, 2017, specific disclosures related to bookings, including the amount of bookings during the applicable period and an explanation of any material changes in the amount from the prior comparable period.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Presentation, page 66

2.
We note that you reclassified product development costs and certain sales-facilitative costs from cost of sales to operating expenses. Please clarify the nature of these costs and whether they are directly related to the products sold or services rendered. Explain

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November 20, 2017

your basis for previously including these costs in cost of revenue and why it is more appropriate to classify them as operating expenses. Also, tell us what consideration was given to providing disclosure of the types of costs that are included in cost of sales.

Response: As noted in our response to Comment 1 above, our acquisition of HHI in January 2016 was a transformative event that required careful evaluation of how we presented our results of operations to investors and other interested parties. This evaluation was made all the more necessary by the inconsistent classification of various cost categories across our new family of companies, as functional classifications within the income statement differed between our previously-existing operations and those of HHI. In determining final classifications, management placed primary emphasis on classifications that represent how management views the Company following the acquisition of HHI, with further consideration being given to comparability to our peers within the healthcare information technology industry and transparency with regard to items that, in the view of management, are important in assessing the performance of our various functional areas.

Product Development Costs

Product development costs were formerly included within the “System sales” and “Support and maintenance” captions within “Costs of sales” within our consolidated income statement included in our Form 10-K for the year ended December 31, 2015 and were primarily comprised of employee salaries and related expenses for our Product Development division, whose function is to develop, update, enhance and improve our products and services. Specific examples of product development projects are provided in the “Product Development and Enhancement” section beginning on page 11 of our Form 10-K for the year ended December 31, 2016.

Although the Accounting Standards Codification (“ASC”) of the Financial Accounting Standards Board (“FASB”) provides specificity with regard to whether certain software development costs should be expensed as incurred or capitalized and subject to subsequent amortization, the ASC is relatively silent as to the proper classification of the related costs when they are appropriately expensed. The lone exception to this is the amortization of previously capitalized software development costs, which ASC 985-20-45 specifies “shall be charged to cost of sales or a similar expense category.” As stated on page 71 of our Form 10-K for the year ended December 31, 2016, our product development costs are expensed as incurred1, with no capitalized software development costs subject to amortization which should then be classified as “cost of sales” pursuant to ASC 985-20-45.

_______________________
1Our product development costs are primarily considered support and maintenance functions, which are appropriately expensed as incurred pursuant to ASC 985-20-55-12. Other costs related to new software products or qualified product enhancements are expensed as incurred, as the timeframe between the achievement of technological feasibility and the product’s availability for sale is short, resulting in a very narrow capitalization window for these costs such that any costs eligible for capitalization are immaterial.

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Absent authoritative guidance as to expense classification, management had previously identified these as costs of system sales and costs of support and maintenance, with the rationale that they were related to our software products sold and support and maintenance services rendered insomuch as they were costs of software to be sold, leased, or marketed. While related to the products sold and services rendered, they were not directly related to the specific software products sold or specific services rendered in a particular period.

Our acquisition of HHI in January 2016 required management to revisit these prior classifications, as HHI results were presented with differing classifications, with product development costs excluded from costs of sales and instead comprising its own line item within operating expenses. Additionally, the timing of the acquisition was synchronous with changes in our slate of executive officers, including the appointment of a new Chief Financial Officer (“CFO”) and Chief Operating Officer (“COO”), with such changes in management impacting the lens through which management collectively viewed the Company. As a result, the decision was made by management to reclassify these costs from costs of sales to a single line-item within operating expenses. Management believes that this revised presentation is more preferable to investors and other stakeholders as:

i.	This presentation best represents how management views the Company following the acquisition of HHI and assesses performance;

ii.
This presentation enhances comparability to our peers within the healthcare information technology industry and larger enterprise software industry, as the prevailing industry presentation is to separately display product development costs as a single line-item within operating expenses (thereby enhancing comparability of product development costs as well as affected margins); and

iii.
This presentation enhances transparency with regard to our investments to develop, update, enhance and improve our products and services, which may be material to investors and other stakeholders in assessing the long-term viability of the Company in a rapidly maturing and evolving industry. In that regard, this change in presentation was made with a keen awareness of the requirement in Regulation S-X Rule 5-03, “Income Statements”, to state separately any material amounts not included in costs of sales.

Sales-Facilitative Costs

With regard to sales-facilitative costs that have been reclassified to “Sales and marketing” within operating expenses, these costs were formerly included within the “Business management, consulting and managed IT services” caption within “Costs of sales” within our consolidated income statement included in our Form 10-K for the year ended December 31, 2015. The reclassified costs primarily consist of salaries and commissions related to members of our professional sales team that, prior to the acquisition of HHI, were charged solely with generating revenues for our business management, consulting

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and managed IT services business unit. Accordingly, while these costs were generally related to the services offered by the related business unit, they were not directly related to the rendering of such services.

The previous presentation of these costs as costs of sales related to our business management, consulting and managed IT services revenue stream was based on a rationale that these costs were solely attributable to generating revenues for this business unit. Management previously viewed these sales-facilitative costs differently from those associated with our software (and related support) sales efforts, as the economic value of those sales efforts included the establishment of customer relationships which, in-turn, provided cross-selling opportunities for our business management, consulting and managed IT services sales team (with the reverse not being true, as our consolidated relationship with customers nearly always begins with the sale of our software and related hardware and installation and training services).

The integration of HHI into our operations included a reorganization of our sales force from the previous siloed approach, which bifurcated the sales forces for our respective system sales and support and business management, consulting and managed IT services revenue streams into separate vertical organizations, into a more horizontal sales organization that emphasized and incentivized the cross-selling of the products and services of each of our subsidiaries across the consolidated customer base. This new organization of our sales force, along with the aforementioned changes in executive officers, resulted in a natural change in the manner in which management viewed, managed, and assessed the Company’s sales force. As a result, sales facilitative costs that had been specifically allocated to our business management, consulting and managed IT service lines were reclassified into our consolidated sales and marketing line item within operating expenses. Management believes that this revised presentation is more preferable to investors and other stakeholders as:

i.
This presentation best represents how management views the Company following the acquisition of HHI and assesses performance, especially in light of the sales force reorganization resulting from our integration of HHI;

ii.
This presentation enhances comparability to our peers within the healthcare information technology industry and larger enterprise software industry, as the prevailing industry presentation is to include all such costs as a single line-item within operating expenses (thereby enhancing comparability of pure spend amounts as well as affected margins); and

iii.
This presentation enhances the transparency and consistency in the information available with regard to our sales generation efforts to drive additional future revenues, which may be material to investors and other stakeholders in assessing the long-term viability of the Company in a rapidly maturing and evolving industry.

Management notes that disclosure of the general types of costs that are included in costs of sales is included within the MD&A section, specifically on page 41 of our Form 10-K for

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the year ended December 31, 2016. However, management notes that we errantly described the costs of sales related to system sales and support as “the principal costs associated with the design, development, sale and installation of our systems . . .”, which was an accurate description prior to the 2016 reclassifications that resulted in this Comment. Beginning with our Form 10-K for the year ending December 31, 2017, we will describe the costs of sales related to system sales and support as “the principal costs associated with the implementation and training of our Acute Care and Post-acute Care EHR software systems and related support services, including related employee salaries, travel expenses, third-party software costs and certain other overhead expenses.”

Note 11. Financing Receivables, page 81

3.
Your customer balances with past due amounts reclassified to trade accounts receivable increased significantly between fiscal year 2015 and 2016. Please explain why there has been an increase in the past-due balances. Also, tell us how you support your assertion, as disclosed on page 82, that revenues under your sales-type leases are fixed and determinable because you have a history of successfully collecting amounts due under the original payment terms of these extended payment arrangements without making any concessions.

Response: Our response to this Comment is organized into two sections: (1) Credit Quality Disclosures, and (2) Fee is Fixed or Determinable.
Credit Quality Disclosures
As disclosed in our Form 10-K for the year ended December 31, 2016, and consistent with information provided by management in response to comments by the Staff during 2012, relevant customers are invoiced periodically (generally monthly) for payments related to their financing receivable balances, with such invoices due upon receipt pursuant to our standard invoicing practice. Upon invoicing, the respective payment amount is reclassified from financing receivables to trade accounts receivable on our consolidated balance sheet.
With this dynamic in mind (the reclassification of invoiced payment amounts from financing receivables to trade accounts receivable), it should be noted that the first tabular disclosure on page 83 of our Form 10-K for the year ended December 31, 2016 (the “Past Due Table”) represents actual invoice balances that are past due, which is effectively any invoice outstanding at period-end, as invoices are generally due upon receipt. As such, the Past Due Table on page 83 of our Form 10-K for the year ended December 31, 2016 indicates that actual past-due balances, all of which are included in trade accounts receivable, have experienced a minimal decrease from the prior year as opposed to the increase inferred by this Comment.
Conversely, the second tabular disclosure on page 83 of our Form 10-K for the year ended December 31, 2016 (the “Credit Quality Table”) attempts to stratify the remaining,

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uninvoiced balances of our financing receivables based on the oldest outstanding invoice included in the Past Due Table. In that regard, the nearly $7.0 million in the Credit Quality Table related to total customer balances with amounts reclassified to trade accounts receivable should not be interpreted as a “past due” amount as these amounts have not become due. Rather, this amount includes all financing receivables for any customer with an unpaid invoice, regardless of the aging of the invoice (as invoiced amounts are due upon receipt).
As an example, assume a $1 million financing receivable balance initiated at December 1, 2016, with 50 scheduled monthly payments of $20,000 (imputed interest is ignored for purposes of this illustration). As of December 31, 2016, the customer has one invoice outstanding for its monthly payment obligation, with the invoice dated December 15, 2016 and due upon receipt. The $20,000 outstanding payment would be included in the “1 to 90 Days Past Due” column of the Past Due Table, whereas the entire remaining $980,000 would be included in the “1 to 90 Days Past Due” line of the Credit Quality Table.
Given the potential for confusion relating to these disclosures, we intend to revise the line item description at the beginning of the Credit Quality Table in future periodic reports in order to further clarify for the reader that the amounts being presented in the Credit Quality Table simply represent financing receivables balances of customers that have a trade accounts receivable amount that is past due (i.e., customers that have an outstanding invoice), with such balances being categorized according to the age of the invoice for the related trade accounts receivable.
Considering the distinctions between the Past Due Table and the Credit Quality Table, the increase in “Total customer balances with past due amounts reclassified to accounts receivable” from $0.7 million at December 31, 2015 to nearly $7.0 million at December 31, 2016 is due to the combined effects of (a) an increase from the prior period in new system implementation arrangements with long-term payment arrangements, and (b) the timing of customer invoice payments relative to the size of the remaining financing receivable obligation.
As noted in the MD&A section within our Form 10-K for the year ended December 31, 2016, our legacy operations completed 21 new system implementations during 2016 compared to 16 during 2015. However, the number of new system implementations that were financed under long-term payment arrangements increased from 2 with a total contract value of $1.2 million during 2015 to 13 with a total contract value of $10.2 million during 2016. As a result of this significant increase in financing activity during 2016, the gross amount of our sales-type leases increased from $3.2 million at December 31, 2015 to $9.0 million at December 31, 2016. The significant financing activity during 2016 resulted in a population of sales-type leases that contained a higher number of significant individual customer balances (for example, customers with net sales-type lease balances exceeding $250,000 increased from 4 to 14) which, with our internal accounting policy that requires inclusion of financing receivables in the Credit Quality

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Table for customers with any invoice outstanding (regardless of age), resulted in a significant increase in the related financing receivable amounts.
As to the underlying reasons for the increased financing activity during 2016, the answer is two-fold. First, overall new system implementation volumes have increased, as noted above. Secondly, competitive and market dynamics within the electronic health record (“EHR”) market for rural and community hospitals in the 24 months prior to December 31, 2016 resulted in a definitive shift in EHR payment models as (a) hospitals began displaying an increased preference for financing arrangements that limited their initial capital outlay, and (b) new entrants into our market have been aggressively offering such arrangements. We will provide additional disclosure regarding the underlying reasons for the increased demand for financing arrangements in future filings on Form 10-Q and Form 10-K, beginning with the Company’s Form 10-K for the year ending December 31, 2017.
Fee is Fixed or Determinable
ASC 985-605-25-32 lists certain factors that affect the determination of whether a fee is fixed or determinable and collectible, which includes “extended payment terms” (the other three factors listed in the ASC are not applicable to the Company’s financing receivables). The FASB provides in ASC 985-605-25-33 that extended payment terms affect the determination of whether a fee is fixed or determinable, stating that:
Because a product’s continuing value may be reduced due to the subsequent introduction of enhanced products or services by the vendor or its competitors, the possibility that the vendor still may provide a refund or concession to a creditworthy customer to liquidate outstanding amounts due under the original terms of the arrangement increases as payment terms become longer.
ASC 985-605-25-34 continues as follows (emphasis added):
For the reason cited in the preceding paragraph, any extended payment terms in a software licensing arrangement may indicate that the fee is not fixed or determinable. Further, if payment of a significant portion of the software licensing fee is not due until after expiration of the license or more than 12 months after delivery, the licensing fee shall be presumed not to be fixed or determinable.
The presumption that the licensing fee is not fixed or determinable in the presence of extended payment terms is not an insurmountable presumption, as the FASB continues to state in ASC 985-605-25-34:
However, this presumption may be overcome by evidence that the vendor has a standard business practice of using long-term or installment contracts and a history of successfully collecting under the original payment terms without making concessions. In such a situation, a vendor shall consider such fees fixed or

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determinable and shall recognize revenue upon delivery of the software, provided all other conditions for revenue recognition in this Subtopic have been satisfied.
As discussed in our letter to the Staff dated January 9, 2015, and as first disclosed in the notes to our audited financial statements for the years ended December 31, 2001 and 2000, which were included in our registration statement on Form S-1 as part of our initial public offering, and continuing to the current date, we have a long-standing history of entering into long-term payment arrangements under sales-type leases with terms ranging from two to five years and successfully collecting amounts due under these arrangements without making concessions. The number of such historical sales-type leases for which the customer has remitted all required payments (i.e., completed arrangements) is in the dozens, and concessions have rarely, if ever, been granted to customers. Accordingly, in the professional judgment of management, at the outset of each of the financing receivable agreements with remaining balances at December 31, 2016, there were no anticipated concessions that would have precluded the Company from concluding that the fees pursuant to such arrangements are fixed or determinable.
ASC 985-605-55-25 provides further guidance on determining whether historical evidence is sufficient to overcome the aforementioned assumption, stating:
In evaluating a vendor’s history, the historical arrangements should be comparable to the current arrangement relative to terms and circumstances to conclude that the history is relevant.
ASC 985-605-55-25 provides the following factors to consider in determining whether such history is relevant:

1.	Similarity of customers

2.	Similarity of products

3.	Similarity of license economics

The Company’s customers with such extended payment terms are comprised of hospitals within our target market of rural hospitals, sharing economic characteristics that are substantially the same as our historical customer base. As such, management concluded that similarity of customers existed.

With regard to similarity of products, the software applications sold under the related arrangements were similar to those applications previously sold under our historical sales-type lease arrangements in terms of functionality, stage of product life cycle, and elements included in the arrangement, resulting in a conclusion that similarity of products existed.

When assessing whether similarity of license economics existed, the guidance found in ASC 985-605-55-25(c) indicates similarities should exist in terms of both the length of payment terms and the economics of the license arrangement, stating:

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1.
Length of payment terms. For the history to be considered relevant, the overall payment terms should be similar. Although a nominal increase in the length of the payment terms may be acceptable, a significant increase in the length of the payment terms may indicate that the terms are not comparable.

2.
Economics of the license arrangement. The overall economics and term of the license arrangement should be reviewed to ensure that the vendor can conclude that the history developed under a previous arrangement is relevant, particularly if the primary products licensed are near the end of their lives and the customer would not be entitled to the updated version under a postcontract support arrangement.

Those extended payment terms with outstanding balances as of December 31, 2016 were considered by management to contain payment terms sufficiently comparable in length to the Company’s historically-disclosed customary terms of two to five years. Further, the related arrangements largely consist of fixed monthly payments with initial deposits required, again similar to our historical arrangements.

As such, management was able to successfully conclude that the fee was fixed or determinable related to these arrangements.

Form 8-K Furnished November 2, 2017

4.
Please explain your basis for adding the cash benefit from NOL utilization to the adjustment for income taxes when calculating Adjusted EBITDA. As part of your response, explain why you are adding a cash item to a performance measure. Refer to Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response: The earnings release included as an exhibit to the Form 8-K referenced in the Staff’s Comment above includes the following description of the Company’s adjustment to arrive at Adjusted EBITDA related to “cash benefits derived from the utilization of net operating loss carryforwards (“NOLs”) acquired in the Healthland acquisition”:
A significant portion of the fair value of the assets we acquired in the Healthland acquisition is comprised of federal and state net operating loss carryforwards of the acquired entities. We added utilized amounts in computing adjusted EBITDA to reflect the cash benefit received by the Company from the utilization of these significant assets as such benefits are generally excluded from GAAP measures of financial performance.
For further clarification, management’s determination to include an adjustment for NOL utilization was based on the collective evaluation of (a) the significance of the acquired NOLs in the total purchase price for HHI, (b) the intended purpose of Adjusted EBITDA to reflect the current-period profitability of the Company, excluding the impact of tax strategy and financing decisions, and (c) remaining consistent with the measure of Adjusted EBITDA

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used by our syndicated bank lenders and the Compensation Committee of our Board of Directors.

a)	The significance of the acquired NOLs in the total purchase price for HHI
The tax-effected value of the NOLs acquired in our acquisition of HHI was approximately $31.3 million (prior to the consideration of any valuation allowances). When compared to the overall GAAP purchase price of $265.0 million, NOLs represented 12% of the total assets acquired and ranked third only to goodwill and intangible assets in terms of value acquired. While the items giving rise to goodwill and intangible assets eventually have an impact on our GAAP performance measure of net income through continuing recurring revenues, continued product sales, and acquisition-related synergies, the Company will never see any benefit to our GAAP performance measure of net income from the significant NOL assets acquired, as business combination accounting required the future cash benefits from NOLs to be capitalized as a deferred tax asset. In management’s judgment, it is reasonable to include the cash benefits from this significant asset within the determination of Adjusted EBITDA as an effective measure of the return generated by the Company (following the acquisition of HHI) on capital expended.

b)	The intended purpose of Adjusted EBITDA to reflect the current-period profitability of the Company, excluding the impact of tax strategy and financing decisions
One of the primary purposes for our disclosing measures such as Adjusted EBITDA is to reflect the current-period profitability of the Company, excluding the impact of tax strategy and financing decisions, as these can vary greatly depending on industry, management philosophy, and jurisdictional dynamics. To that end, although our utilization of NOLs is tax-related, it does not result from any Company-specific tax strategy or jurisdictional dynamics. Rather, the cash benefit of our utilized NOLs results directly from the investment made by the Company in acquiring assets through a business combination. To exclude the cash benefits provided by such assets from Adjusted EBITDA would, in management’s judgment, inappropriately minimize and mask the importance of such valuable assets which provide cash benefits spanning multiple years.

c)	To remain consistent with the measure of Adjusted EBITDA used by our syndicated bank lenders and the Compensation Committee of our Board of Directors
Management considers it important for investors to be presented with a performance measure that is calculated consistently with the measure as it is calculated and used for other purposes, and in particular where such use may impact the interests of our equity investors. With that in mind, the measure of Adjusted EBITDA presented in our quarterly earnings releases effectively mirrors the similarly-labeled measures used by (i) our syndicated bank lenders in determining compliance with our credit facility, and (ii) the Compensation Committee of our Board of Directors in

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determining achievement of performance targets necessary for management to earn annual performance-based cash bonuses, as disclosed in our Definitive Proxy Statement on Schedule 14A filed with the Commission on March 31, 2017. In the opinion of management, consistency amongst similarly-labeled performance measures used by various stakeholders is necessary for investors to fully and easily grasp the impact of performance measures on the Company’s operations, compliance with other material arrangements, and compensation of management.
With this rationale in mind, management notes that Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued by the Staff on May 17, 2016 states, in part, the following:
If a [non-GAAP] measure is a liquidity measure that includes income taxes, it might be acceptable to adjust GAAP taxes to show taxes paid in cash. If a measure is a performance measure, the registrant should include current and deferred income tax expense commensurate with the non-GAAP measure of profitability.

As is clearly stated in our earnings releases and on our earnings calls, we present Adjusted EBITDA as a measure of the Company’s ongoing operating performance, appropriately reconciled to net income, and, accordingly, without regard to tax strategy or financing decisions. As such, current and deferred income tax expense are appropriately excluded from this performance measure. However, for the reasons cited above, management considers it both reasonable and beneficial to investors to include the utilization of NOLs acquired in the HHI acquisition within its measure of Adjusted EBITDA. It is important to note that, along with Adjusted EBITDA, the Company provides Non-GAAP Net Income and Non-GAAP Earnings Per Share as additional non-GAAP performance measures, neither of which include such adjustments for NOL utilization.

Finally, we believe that the manner in which we calculate and present Adjusted EBITDA supports our treatment of this non-GAAP financial measure as a performance measure, appropriately reconciled to net income as the most directly comparable GAAP financial measure, irrespective of our adding back the cash benefit from NOL utilization in the calculation. Specifically, the adjustments that we make to net income in order to arrive at Adjusted EBITDA (as reflected in the reconciliation table in our earnings releases) differ considerably from the adjustments that are made to net income in order to arrive at net cash provided by operating activities, which is a liquidity measure. Furthermore, the number of adjustments that would need to be made in order to reconcile net cash provided by operating activities to Adjusted EBITDA significantly exceed the number of adjustments that we make in order to reconcile net income to Adjusted EBITDA, mostly as changes in operating assets and liabilities (which can and have been material to an understanding of liquidity) are not considered for purposes of determining Adjusted EBITDA but are included as adjustments to net income to arrive at net cash provided by operating activities. Accordingly, we have consistently treated and disclosed Adjusted EBITDA as a performance measure, with an appropriate reconciliation to net income.

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November 20, 2017

If you have any questions or comments regarding this response, please call the undersigned at (251) 662-4186. Thank you very much for your attention to this matter.

Very truly yours,

/s/ Matt J. Chambless

Matt J. Chambless
Chief Financial Officer

cc:    J. Boyd Douglas, Computer Programs and Systems, Inc.
Timothy W. Gregg, Esq., Maynard, Cooper & Gale, P.C.